Exhibit 3.15

CERTIFICATE OF FORMATION

OF

GLOBAL AVIATION VENTURES SPV LLC

This Certificate of Formation of Global Aviation Ventures SPV LLC, dated June 25, 2009, is being duly executed and filed by Adam Adler, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (Del. Code Ann. Tit, 6 §§ 18-201).

FIRST:  The name of the limited liability company formed hereby is Global Aviation Ventures SPV LLC.

SECOND:  The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road Suite 400, Wilmington, Delaware 19808.

THIRD:  The name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road Suite 400, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 25th day of June, 2009.

/s/ Adam Adler
By: Adam Adler
Authorized Person